DANCE BIOPHARM INC.

150 North Hill Drive

Brisbane, California 94005

October 15, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Dance Biopharm Inc. Registration Statement on Form S-1 (File No. 333-195168), filed on April 9, 2014 As amended on Form S-1/A Amendment No. 1, filed on May 21, 2014

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Dance Biopharm Inc. (the “Company”) requests withdrawal of the above-referenced registration statement on Form S-1 (File No. 333-195168) initially filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2014, together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it does not plan to file an updating amendment and pursue a public offering at this time. The Company believes that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477. The Company hereby confirms pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Registration Statement was not declared effective by the Commission under the Securities Act. The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement. Accordingly, the Company respectfully requests that the Commission grant this request to withdraw the above referenced registration statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

Should you have any questions or require anything further, please feel free to contact Alan Wovsaniker, counsel to the Company, at (973) 597-2564.

Very truly yours,

DANCE BIOPHARM INC.

/s/ John Patton
John Patton Chief Executive Officer